smiths

Smiths Group plc
765 Finchley Road London NW11 8DS
T: 020 8458 3232 F: 020 8458 4380
www.smiths-group.com

RECEIVED
2005 NOV -8 P 1:20
OFFICE OF INTERNATIONAL CORPORATE FINANCE

31 October 2005

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA

05012398

Your ref : 82-34872

SUPPL

Dear Sir,

Re : **Rule 12g3-2(b) of the Exchange Act**
File Number 82-34872
Smiths Group plc

Please find enclosed copies of documents Smiths Group plc has recently:

- filed at Companies House, pursuant to the Companies Act 1985, and/or
- mailed to the Company's shareholders, pursuant to the same Act; and/or
- submitted to the Regulatory News Service of the London Stock Exchange, in compliance with the Listing Rules of the UKLA

as detailed on the enclosed summary sheet(s).

These documents are submitted in accordance with the requirements of Rule 12g3-2(b) of the Exchange Act.

Yours faithfully,

PROCESSED
NOV 09 2005
THOMSON FINANCIAL

N.R. Burdett
Assistant Secretary

Direct Line: 020 8457 8229
Local fax: 020 8201 8041
e-mail: neil.burdett@smiths-group.com

INFORMATION SUBMITTED TO THE REGULATORY NEWS SERVICE, LONDON STOCK EXCHANGE
28 OCTOBER TO 31 OCTOBER 2005

176	28/10/2005 : 12:45:00	Smiths Group PLC - Holding(s) in Company
177	31/10/2005 : 07:00:00	Smiths Group PLC - Holding(s) in Company
178	31/10/2005 : 12:48:00	Smiths Group PLC - Holding(s) in Company
179	31/10/2005 : 13:04:00	Smiths Group PLC - Holding(s) in Company
180	31/10/2005 : 15:17:00	Smiths Group PLC - Holding(s) in Company

Regulatory Announcement

smiths

Company	Smiths Group PLC
TIDM	SMIN
Headline	Holding(s) in Company
Released	12:54 28-Oct-05
Number	3223T

28 OCTOBER 2005

NOTIFICATION OF MAJOR INTERESTS IN SHARES

LISTING RULE LR 9.6.7 R

1. Name of listed company: SMITHS GROUP PLC

2. Name of shareholder with a major interest:

(A) FMR CORP. AND ITS DIRECT AND INDIRECT SUBSIDIARIES AND

(B) FIDELITY INTERNATIONAL LIMITED AND ITS DIRECT AND INDIRECT SUBSIDIARIES

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:

NOTIFICATION ON BEHALF OF FMR CORP. AND ITS DIRECT AND INDIRECT SUBSIDIARIES AND FIDELITY INTERNATIONAL LIMITED AND ITS DIRECT AND INDIRECT SUBSIDIARIES AND MR EDWARD C JOHNSON 3D, A PRINCIPAL SHAREHOLDER OF FMR CORP. AND FIDELITY INTERNATIONAL LIMITED, OF DISCLOSABLE INTERESTS ARISING UNDER S208(4)(b) OF THE COMPANIES ACT 1985.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them:

STATE STREET HONG KONG	11,200
STATE STREET BANK AND TR CO	144,000
BANK OF NEW YORK EUROPE LDN	2,043,300
TRUST & CUST SRVCS BK LTD, TOKO	12,500
NOMURA TRUST AND BANKING	16,300
MASTER TRUST BANK OF JAPAN	43,500
ING LUXEMBORUG	10,600
STATE STREET T&B CO LTD TOKYO	14,900
NORTHERN TRUST LONDON	23,600
STATE STREET BANK AUSTRALIA (C	51,400
CHASE MANHATTAN BK AG FRNKFRT (S	140,100
NORTHERN TRUST LONDON	117,700
STATE STR BK AND TR CO LNDN	130,840
BANK OF NEW YORK BRUSSELS	404,100
BROWN BROS HARRIMAN LTD LUX	453,883
NATIONAL ASTL BK MELBOURNE	296,300
JP MORGAN, BOURNEMOUTH	468,700
BERMUDA TRUST FAR EAST HK	237,801
JP MORGAN, BOURNEMOUTH	8,396,740
INVESTORS BANK AND TRUST	14,300

MELLON BANK NA		293,200
CITIBANK NA		81,000
NORTHERN TRUST LONDON		98,100
NORTHERN TRUST CO	1,891,500	
STATE STREET BANK AND TR CO	2,761,200	
BROWN BROS HARRIMAN AND CO	3,466,901	
JPMORGAN CHASE BANK	11,478,904	
ROYAL TRUST -TORONTO		11,800
CIBC MELLON TRUST		95,760
BANK OF NEW YORK		226,300
NORTHERN TRUST CO		622,400
JPMORGAN CHASE		554,900
MELLON BANK NA		608,996
BROWN BROS HARRIMAN AND CO	1,004,700	
STATE STREET BANK AND TR CO	2,122,662	
SOCIETE GENERALE		12,800
STATE STREET MUNICH		10,400
DEXIA PRIVATBANK		8,200
CHASE MANHATTAN LONDON		9,100
JPMORGAN CHASE BANK		38,700
CITIBANK LONDON		41,400
BANK OF NEW YORK EUROPE LDN		47,500
CHASE MANHTTN BK AG FRNKFRT (S		70,000
CLYDESDALE BANK PLC		128,000
MIDLAND SECURITIES SERVICES		115,600
HSBC BANK PLC		236,900
BANKERS TRUST LONDON		236,200
MELLON BANK	1,226,800	
STATE STR BK AND TR CO LNDN (S	2,031,210	
BANK OF NEW YORK BRUSSELS	2,428,633	
JP MORGAN, BOURNEMOUTH	3,249,400	
NORTHERN TRUST LONDON	3,765,750	

5. Number of shares / amount of stock acquired: NOT DISCLOSED

6. Percentage of issued class*: N/A

7. Number of shares / amount of stock disposed: NOT DISCLOSED

8. Percentage of issued class*: N/A

9. Class of security: ORDINARY SHARES OF 25p

10. Date of transaction: NOT DISCLOSED

11. Date listed company informed: 28 OCTOBER 2005

12. Total holding following this notification: 52,006,680 SHARES

13. Total percentage holding of issued class following this notification*: 9.21%

14. Any additional information

15. Name of contact and telephone number for queries: NEIL BURDETT, 020 8457 8229

16. Name and signature of duly authorised officer of the listed company responsible for making this notification: NEIL BURDETT

17. Date of notification: 28 OCTOBER 2005

** any treasury shares held by the listed company should not be taken into account when calculating percentage*

END

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Company	Smiths Group PLC
TIDM	SMIN
Headline	Holding(s) in Company
Released	07:00 31-Oct-05
Number	3543T

smiths

28 OCTOBER 2005

NOTIFICATION OF MAJOR INTERESTS IN SHARES

LISTING RULE LR 9.6.7 R

1. Name of listed company: SMITHS GROUP PLC

2. Name of shareholder with a major interest: MORGAN STANLEY SECURITIES LIMITED

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

   NOTIFICATION OF INTERESTS OF MORGAN STANLEY SECURITIES LIMITED

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them : NOT DISCLOSED

5. Number of shares / amount of stock acquired: NOT DISCLOSED

6. Percentage of issued class*: N/A

7. Number of shares / amount of stock disposed: NOT DISCLOSED

8. Percentage of issued class*: N/A

9. Class of security: ORDINARY SHARES OF 25p

10. Date of transaction: NOT DISCLOSED

11. Date listed company informed: 28.10.2005

12. Total holding following this notification: 20,432,777 SHARES (AT 26 OCTOBER 2005)

13. Total percentage holding of issued class following this notification*: 3.62%

14. Any additional information

    MORGAN STANLEY SECURITIES HAS TRANSFERRED FROM TIME TO TIME 20,242,335 SHARES TO A THIRD PARTY ON TERMS WHICH GIVES IT THE RIGHT TO REQUIRE THE RETURN OF AN EQUIVALENT NUMBER OF SHARES.

15. Name of contact and telephone number for queries: NEIL BURDETT - 020 8457 8229

16. Name and signature of authorised company official responsible for making this notification: NEIL BURDETT

17. Date of notification: 28.10.2005

** any treasury shares held by the listed company should not be taken into account when calculating percentage*

END

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Company	Smiths Group PLC
TIDM	SMIN
Headline	Holding(s) in Company
Released	12:48 31-Oct-05
Number	3874T

31 OCTOBER 2005

NOTIFICATION OF MAJOR INTERESTS IN SHARES

LISTING RULE LR 9.6.7 R

1. Name of listed company: SMITHS GROUP PLC

2. Name of shareholder with a major interest: JANUS CAPITAL MANAGEMENT LLC

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NOTIFICATION BY JANUS CAPITAL MANAGEMENT LLC RE SHARES HELD ON BEHALF OF INVESTMENT CLIENTS, INCLUDING JANUS INVESTMENT FUND.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them: NOT DISCLOSED

5. Number of shares / amount of stock acquired: NOT DISCLOSED

6. Percentage of issued class: N/A

7. Number of shares / amount of stock disposed: NOT DISCLOSED

8. Percentage of issued class: N/A

9. Class of security: ORDINARY SHARES OF 25p

10. Date of transaction: NOT DISCLOSED

11. Date listed company informed: 28 OCTOBER 2005

12. Total holding following this notification: 16,511,746 SHARES (AS AT 25 OCTOBER 2005)

13. Total percentage holding of issued class following this notification: 2.93%

14. Any additional information:

JANUS CAPITAL MANAGEMENT LLC HAS ADVISED THAT OF THE 2.93% OF THE COMPANY'S ISSUED SHARE CAPITAL IN WHICH IT HAS A DISCLOSABLE INTEREST, SHARES EQUIVALENT TO APPROX 2.31% OF THE ISSUED SHARE CAPITAL ARE HELD ON BEHALF OF JANUS INVESTMENT FUND.

15. Name of contact and telephone number for queries: NEIL BURDETT, 020 8457 8229

16. Name and signature of authorised company official responsible for making this notification: NEIL BURDETT

17. Date of notification: 31 OCTOBER 2005

END

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Company	Smiths Group PLC
TIDM	SMIN
Headline	Holding(s) in Company
Released	13:04 31-Oct-05
Number	3893T

31 OCTOBER 2005

NOTIFICATION OF MAJOR INTERESTS IN SHARES

LISTING RULE LR 9.6.7 R

1. Name of listed company: SMITHS GROUP PLC

2. Name of shareholder with a major interest: AVIVA PLC AND ITS SUBSIDIARIES

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

   AVIVA PLC AND ITS SUBSIDIARIES

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

MORLEY FUND MANAGEMENT LIMITED:	
BNY NORWICH UNION NOMINEES LIMITED	3,206,457*
CHASE GA GROUP NOMINEES LIMITED	10,736,306*
CUIM NOMINEES LIMITED	2,787,714*
BT GLOBENET NOMINEES LIMITED	11,257*
CHASE NOMINEES LIMITED	457,332*

* DENOTES BENEFICIAL INTEREST

5. Number of shares / amount of stock acquired: 301,115 SHARES

6. Percentage of issued class: 0.05%

7. Number of shares / amount of stock disposed: NOT DISCLOSED

8. Percentage of issued class: N/A

9. Class of security: ORDINARY SHARES OF 25p

10. Date of transaction: 26 OCTOBER 2005

11. Date listed company informed: 28 OCTOBER 2005

12. Total holding following this notification: 17,199,066 SHARES

13. Total percentage holding of issued class following this notification: 3.05%

14. Any additional information

15. Name of contact and telephone number for queries: NEIL BURDETT, 020 8457 8229

16. Name and signature of authorised company official responsible for making this notification: NEIL BURDETT

17. Date of notification: 31 OCTOBER 2005

END

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Company	Smiths Group PLC
TIDM	SMIN
Headline	Holding(s) in Company
Released	15:17 31-Oct-05
Number	3999T

31 OCTOBER 2005

NOTIFICATION OF MAJOR INTERESTS IN SHARES

LISTING RULE LR 9.6.7 R

1. Name of listed company: SMITHS GROUP PLC

2. Name of shareholder with a major interest: BARCLAYS PLC

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

   NOTIFICATION BY BARCLAYS PLC OF A NOTIFIABLE INTEREST THROUGH THE LEGAL ENTITIES: BARCLAYS BANK TRUST COMPANY LTD; BARCLAYS CAPITAL SECURITIES LTD; BARCLAYS GLOBAL INVESTORS AUSTRALIA LTD; BARCLAYS GLOBAL INVESTORS CANADA LTD; BARCLAYS GLOBAL INVESTORS LTD; BARCLAYS GLOBAL INVESTORS, N.A.; BARCLAYS GLOBAL INVESTORS JAPAN LTD; BARCLAYS GLOBAL INVESTORS JAPAN TRUST & BANKING; BARCLAYS GLOBAL FUND ADVISORS; BARCLAYS LIFE ASSURANCE CO LTD; BARCLAYS PRIVATE BANK AND TRUST LTD; BARCLAYS PRIVATE BANK LTD; AND GERRARD LTD

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

BARCLAYS CAPITAL NOMINEES LTD	101,551
BARCLAYS GLOBAL INVESTORS CANADA	26,647
BARCLAYS TRUST CO & OTHERS	471
BARCLAYS TRUST CO AS EXEC/ADM	79
BARCLAYS TRUST CO DMC69	11,500
BARCLAYS TRUST CO R69	53,110
BNP PARIBAS	78,688
CHASE NOMINEES LTD 16376 A/C	304,678
CHASE NOMINEES LTD 20947 A/C	4,807,342
CHASE NOMINEES LTD 28270 A/C	257,077
CIBC MELLON GLOBAL SECURITIES	46,243
CLYDESDALE NOMINEES HGB0125 01201382 A/C	5,750
CLYDESDALE NOMINEES HGB0125 01201420 A/C	2,300
GERRARD NOMINEES LIMITED ER1 A/C	67,688
GRIEG MIDDLETON NOMINEES LIMITED GM1 A/C	222,645
GRIEG MIDDLETON NOMINEES LIMITED GM3 A/C	107,200
INVESTORS BANK AND TRUST CO.	8,881,801
JP MORGAN (BGI CUSTODY) 16331 A/C	159,650
JP MORGAN (BGI CUSTODY) 16338 A/C	33,400
JP MORGAN (BGI CUSTODY) 16341 A/C	375,374
JP MORGAN (BGI CUSTODY) 16342 A/C	69,343
JP MORGAN (BGI CUSTODY) 16344 A/C	28,504
JP MORGAN (BGI CUSTODY) 16345 A/C	55,513

JP MORGAN (BGI CUSTODY) 16400 A/C	5,824,435
JP MORGAN (BGI CUSTODY) 17011 A/C	9,245
JP MORGAN (BGI CUSTODY) 18408 A/C	25,979
JPMORGAN CHASE BANK	1,267,107
MASTER TRUST BANK	6,386
MELLON TRUST - US CUSTODIAN/	154,714
MELLON TRUST OF NEW ENGLAND	135,964
MITSUBISHI TRUST INTERNATIONAL	4,061
MITSUI ASSET	7,343
NORTHERN TRUST BANK - BGI SEPA	361,979
R C GREIG NOMINEES LTD RC1 A/C	1,833,291
R C GREIG NOMINEES LTD AK1 A/C	637,147
R C GREIG NOMINEES LTD BL1 A/C	161,891
R C GREIG NOMINEES LTD CM1 A/C	76,633
R C GREIG NOMINEES LTD GP1 A/C	192,749
R C GREIG NOMINEES LTD SA1 A/C	101,503
REFLEX NOMINEES LTD	594
STATE STREET BANK & TRUST - WI	86,085
STATE STREET BOSTON	381,292
STATE STREET TRUST OF CANADA	53,136
SUMITOMO TB	3,029
THE NORTHERN TRUST COMPANY - U	74,539
TRUST & CUSTODY SERVICES BANK	5,899
ZEBAN NOMINEES LTD	533

5. Number of shares / amount of stock acquired: NOT DISCLOSED

6. Percentage of issued class*: N/A

7. Number of shares / amount of stock disposed: NOT DISCLOSED

8. Percentage of issued class*: N/A

9. Class of security: ORDINARY SHARES OF 25p

10. Date of transaction: NOT DISCLOSED

11. Date listed company informed: 31.10.2005

12. Total holding following this notification: 27,102,088 SHARES (AT 25 OCTOBER 2005)

13. Total percentage holding of issued class following this notification*: 4.80%

14. Any additional information

15. Name of contact and telephone number for queries: NEIL BURDETT - 020 8457 8229

16. Name and signature of authorised company official responsible for making this notification: NEIL BURDETT

17. Date of notification: 31.10.2005

** any treasury shares held by the listed company should not be taken into account when calculating percentage*

END

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